Filed pursuant to Rule No. 424(b)(3)
File Number 333-123978
Prospectus Supplement No. 14
(to Prospectus dated April 28, 2005)
47,023,746 SHARES
Loudeye Corp.
COMMON STOCK
     This Prospectus Supplement No. 14 supplements information contained our prospectus dated April 28, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 47,023,746 shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors).
     You should read this Prospectus Supplement No. 14 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 25, 2006.

RECENT DEVELOPMENTS
On January 20, 2006, Loudeye Corp. received a resignation letter from Anthony Bay, chairman of our board of directors, effective January 20, 2006. Mr. Bay's resignation is the result of his resigning as a director of three companies, including Loudeye, and reducing other outside activities and commitments in order to focus his attention on a new project. Mr. Bay's resignation was not the result of any disagreement between Mr. Bay and Loudeye.
As previously disclosed, on November 9, 2005, Loudeye and Mr. Bay mutually agreed to terminate Mr. Bay's employment agreement dated December 5, 2003.
On January 25, 2006, our board of directors elected Kurt R. Krauss, one of our existing directors, as chairman of the board, a non-executive position with Loudeye.